Mail Stop 4561
Via fax: 315-331-3547

March 11, 2010

Barry Gilbert
Chairman & CEO
IEC Electronics Corp.
105 Norton Street
Newark, NY 14513

      Re: IEC Electronics Corp.
              Form 10-K for the Year Ended September 30, 2009
              Filed on November 13, 2009
              File No. 001-34376

Dear Mr. Gilbert:

We have reviewed your response letter dated February 23, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 8, 2010.

Form 10-K for the Year Ended September 30, 2009

Business, page 6

1.   We note from your response to prior comment 1 that you do not believe disclosing the name of the significant customer and its relationship, if any to the company or its subsidiaries, is material to an investor. We further note that in assessing materiality, you relied on the Commission's definition of "material," and that you evaluated how disclosing the identity of a major customer would affect a reasonable or prudent investor in the context of the entire set of information. Please provide us with a detailed analysis of your materiality assessment to support your conclusion that such disclosure is not necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2.   We note your response to prior comment 2 where you refer to disclosures included in the financial statements footnotes. As the Staff previously indicated, tabular disclosures with respect to the company's known contractual obligations (long-term debt obligations and sale leaseback arrangements) must be included in MD&A pursuant to Item 303(A)(5) of Regulation S-K. Please confirm that you will include these required disclosures in future filings. Alternatively, please clarify whether you qualify as a smaller reporting company and are therefore exempt from this reporting requirement pursuant to Item 303(D) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 23

3.   We note your response to our prior comment 3. If you continue to include the schedule of valuation and qualifying accounts in your filing then it must be referenced in the accountant's report to comply with Rule 5-04(c) of Regulation S-X. Alternatively, you could elect to not provide this schedule if you are a smaller reporting company. In this regard, while your response indicates that you qualify as a smaller reporting company, you have identified yourself as a non-accelerated filer on the Form 10-K cover page. Please confirm whether you qualify as a smaller reporting. Also, tell us how you intend to address the Schedule II issue in future filings.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Robert Benton, Staff Accountant at (202) 551-3804 or the undersigned at (202) 551-3499 if you have any questions regarding the above comments.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief